    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2001
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------
                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                            (Name of Subject Company)

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   88032R 10 7
                 (CUSIP Number of Common Stock, $0.01 Par Value)



                                STEPHEN SAVITSKY
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042
                                 (516) 358-1000

         (Name, Address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement) with a copy to:

                             FLOYD I. WITTLIN, ESQ.
                                BINGHAM DANA LLP
                                 399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 318-7700

          [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


================================================================================

         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on October 29, 2001 and the Schedule 14D-9/A filed on November 9, 2001 (as amended, the "Schedule 14D-9" or this "Statement") relating to an offer by TLC Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of e-MedSoft.com ("Parent" or "E-MedSoft"), a Nevada corporation, to purchase all of the outstanding shares of common stock of Tender Loving Care Health Care Services, Inc. (the "Company" or "Tender Loving Care"). Any capitalized term not defined herein has the meaning ascribed to such term in the
Schedule 14D-9.

         This Amendment No. 2 attaches an amended and restated Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") which is attached as Annex 2 to this Statement. The amended and restated Annex 2 includes the pages omitted due to a transmission error from the EDGAR filing on October 29, 2001 and incorporates the amendments to Annex 2 made pursuant to the Schedule 14D-9/A filed on November 9, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TENDER LOVING CARE
                                          HEALTH CARE SERVICES, INC.

DATE: NOVEMBER 15, 2001                   By   /s/ Stephen Savitsky
                                               ---------------------------------
                                               Name: Stephen Savitsky
                                               Title: Chairman of the Board and
                                               Chief Executive Officer

                                                                         ANNEX 2



                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

         This Information Statement is being mailed on or about October 29, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Tender Loving Care Health Care Services, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings given such terms in the Statement.

         You are receiving this statement in connection with the possible election of persons designated by e-MedSoft.com, a Nevada corporation ("E-MedSoft") to a majority of the seats of the Company's Board of Directors (the "Board"). On October 18, 2001, the Company entered into an Agreement and Plan of Merger and Reorganization ("Merger Agreement") with E-MedSoft and TLC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of E-MedSoft (the "Purchaser"), the terms of which require Purchaser to commence a cash tender offer (the "Offer") for all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share ("Common Stock") at a price of $1.00 per share. Subject to the satisfaction of certain conditions, including the Minimum Condition (as described below), at the effective time of the transactions contemplated by the Merger Agreement (the "Effective Time"), Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger as a wholly-owned subsidiary of E-MedSoft. In the Merger, each share of Common Stock ("Share"), other than those as to which dissenters' rights have been perfected in accordance with the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive $1.00 per Share, net to the seller in cash.

         The "Minimum Condition" will have been satisfied upon there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by E-MedSoft and its direct and indirect wholly owned subsidiaries, if any, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any outstanding convertible securities or upon the exercise of any outstanding options or warrants which are vested as of the date of the Merger Agreement or are capable of vesting during the ninety (90) day period following the consummation of the Offer and have an exercise price of $1.00 per Share or less but excluding any such options or warrants held by persons who have agreed in writing to accept certain net cash payments upon the termination of their options or warrants as described in the Merger Agreement).

         Upon the satisfaction of the Minimum Condition, E-MedSoft shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provision described in this paragraph), multiplied by the percentage that the aggregate number of Shares beneficially owned by E-MedSoft or any affiliate of Parent following such purchase bears to the total number of Shares then outstanding. At such time, the Company shall take all action necessary to cause E-MedSoft's designees to be elected as directors of the Company, including, without limitation, by increasing the size of the Board and seeking and accepting the resignations of incumbent directors. The Merger Agreement also provides that, at such time, the Company shall use its best efforts to cause persons designated by E-MedSoft to constitute the number of members of each committee of the Board (and the board of directors of each Subsidiary of the Company (and each committee thereof)) that represents the same percentage as such individuals represent on the Board. Until the Effective Time, E-MedSoft and Company have agreed to use their reasonable best efforts to ensure that at least two members of the Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Board until the Effective Time.

         The Merger Agreement provides that, following the election or appointment of E-MedSoft's designees in accordance with the provision described above and until the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligation or action under the Merger Agreement by E-MedSoft or Purchaser, or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, will require the approval of at least two (2) members of the Board of the Company then in office who were neither designated by E-MedSoft and who are not employees of the Company.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of E-MedSoft's designees to the Board.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 29, 2001. The Offer is scheduled to expire at midnight, New York City time, on Tuesday, November 27, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

         The information contained in this Information Statement (including information incorporated by reference) concerning E-MedSoft, Purchaser and E-MedSoft's designees has been furnished to the Company by E-MedSoft, and the Company assumes no responsibility for the accuracy or completeness of such information.

         E-MedSoft has informed the Company that it will choose its designees to the Board from the directors and executive officers of E-MedSoft and/or Purchaser listed on Section I of Purchaser's Offer to Purchase, dated October 29, 2001 (the "Offer to Purchase"), a copy of which is being mailed to the Company's stockholders together with the Statement. Purchaser has informed the Company that each of the directors and officers listed in Section I of the Offer to Purchase has consented to act as a director of the Company, if selected. The information with respect to such individuals in Section I is hereby incorporated by reference.

         Based solely on the information set forth in Section I of the Offer to Purchase filed by Purchaser, none of the directors and executive officers of Purchaser and E-MedSoft (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of E-MedSoft and Purchaser, except for 4,195,845 Shares which may be deemed to be beneficially owned by E-MedSoft and Purchaser by reason of the Shareholder Agreement, dated as of October 18, 2001, by and among E-MedSoft, Purchaser, and the directors and executive officers of the Company, none of E-MedSoft's or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

         E-MedSoft has informed the Company that, to the best of its knowledge, none of the directors and executive officers of E-MedSoft or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of federal or state securities laws.

         It is expected that E-MedSoft's designees may assume office at any time following the satisfaction of the Minimum Condition, which cannot be earlier than November 27, 2001, and that, upon assuming office, E-MedSoft's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by E-MedSoft's designees will constitute at least a majority of the available positions of the Board. It is currently not known which or how many of the current directors of the Company will resign.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

         The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on October 25, 2001, there were 50,000,000 shares of Common Stock authorized of which 11,819,653 shares were issued and outstanding.

                      DIRECTORS AND OFFICERS OF THE COMPANY

DIRECTORS

         The names of the current directors of the Company, their ages and certain other information about them are set forth below. As indicated, some of the directors may resign effective immediately following the satisfaction of the Minimum Condition.

NAME                                             AGE
Stephen Savitsky...............................  56            Mr. Savitsky has served as Chairman of the Board,
                                                               Chief Executive Officer and a Director of the Company
                                                               since October 1999. From 1983 to the present, Mr.
                                                               Savitsky has served as Chairman of the Board, Chief
                                                               Executive Officer and a Director of ATC Healthcare,
                                                               Inc. (formerly Staff Builders, Inc.), a medical
                                                               staffing company. Mr. Savitsky also served as
                                                               President of ATC Healthcare, Inc. from November 1991
                                                               until November 30, 1998. Mr. Savitsky is the brother
                                                               of David Savitsky.

Dale R. Clift..................................  50            Mr. Clift has served as President, Chief Operating
                                                               Officer and a Director of the Company since October
                                                               1999. From February 1998 to October 1999, Mr. Clift
                                                               was the Executive Vice President and Chief Financial
                                                               Officer of ATC Healthcare, Inc. (formerly Staff
                                                               Builders, Inc.) In addition, from December 1998 to
                                                               October 1999, Mr. Clift was the Chief Operating
                                                               Officer of ATC Healthcare, Inc. Mr. Clift has served
                                                               as Senior Vice President, Financial Strategy of ATC
                                                               Healthcare, Inc. since October 1999. From January
                                                               1996 through February 1998, Mr. Clift provided
                                                               consulting services to a number of companies,
                                                               including several in the health care industry.

David Savitsky.................................  53            Mr. Savitsky has served as Vice Chairman, Government
                                                               Relations and a Director of the Company since October
                                                               1999 for which he spends approximately 25% of his
                                                               business time. From 1983 to the present, Mr. Savitsky
                                                               has served as Secretary, Treasurer and a Director of
                                                               ATC Healthcare, Inc. (formerly Staff Builders, Inc.)
                                                               and as President of ATC Healthcare, Inc. from
                                                               December 1, 1998 to the present. In addition, Mr.
                                                               Savitsky served as Executive Vice President of ATC
                                                               Healthcare, Inc. from December 1987 through November
                                                               1998 and as Chief Operating Officer of ATC
                                                               Healthcare, Inc. from April 1991 through November
                                                               1998. Mr. Savitsky is the brother of Stephen Savitsky.

NAME                                             AGE
Jonathan J. Halpert, Ph.D......................  57            Dr. Halpert has served as a Director of the Company
                                                               since October 1999. He is a consultant in the area of
                                                               deinstitutionalization of the mentally retarded and
                                                               Chief Executive Officer of the Camelot Community
                                                               Residence Program. Dr. Halpert has served as a
                                                               Director of ATC Healthcare, Inc. (formerly Staff
                                                               Builders, Inc.), since August 1987.

Bernard J. Firestone, Ph.D.....................  52            Dr. Firestone has served as a Director of the Company
                                                               since October 1999. He is an associate dean for
                                                               curriculum and personnel in the College of Liberal
                                                               Arts and Sciences and professor of political science
                                                               at Hofstra University where he has been teaching for
                                                               25 years. Dr. Firestone has served as a Director of
                                                               ATC Healthcare, Inc. (formerly Staff Builders, Inc.),
                                                               since August 1987.


COMPENSATION OF DIRECTORS

         The Company pays non-employee directors $7,500 annually. The Company also pays expenses for attendance at meetings of the Board and committees thereof. Additionally, non-employee Directors are compensated with options to purchase shares of Common Stock of the Company, in accordance with the Company's 1999 Stock Option Plan.

BOARD MEETINGS AND COMMITTEES

         During the fiscal year ended February 28, 2001 (the "2001 Fiscal Year"), the Board held one (1) meeting. During the 2001 Fiscal Year, each incumbent director attended at least 75% of the aggregate of the number of meetings of the Board and the total number of meetings held by all committees on which the individual served.

         The Audit Committee presently is composed of two (2) directors:
Jonathan J. Halpert, Ph.D. and Bernard J. Firestone, Ph.D. Responsibilities of this committee include engagement of independent auditors, review of audit fees, supervision of matters relating to audit functions, review and setting of internal policies and procedures regarding audits, accounting and other financial controls, and reviewing related party transactions. During the 2001 Fiscal Year, the Audit Committee did not meet.

         The Board has not adopted an Audit Committee Charter. The Board has determined that all members of the Audit Committee are eligible and qualified to serve on the Audit Committee. The Board, in its business judgment, has determined that the members of the Audit Committee were and are "independent", in accordance with the National Association of Securities Dealers listing standards.

                          REPORT OF THE AUDIT COMMITTEE

                           In the performance of our oversight responsibilities,
                  the Audit Committee reviewed and discussed with management the Company's audited financial statements for the fiscal year ended February 28, 2001.

                           The Audit Committee discussed with the independent
                  auditors the matters to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

                           The Audit Committee received the written disclosures
                  and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the independent auditors the independent auditors' independence.

                           Based on the review and discussions referred to
                  above, in reliance on management and the independent auditors, and subject to the limitations of our role, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K/A for the fiscal year ended February 28, 2001.

                                                    Respectfully submitted,
                                                    Audit Committee
                                                    Bernard J. Firestone
                                                    Jonathan J. Halpert

         The Compensation Committee presently is composed of two (2) directors:
Jonathan J. Halpert, Ph.D. and Bernard J. Firestone, Ph.D. Responsibilities of this committee include approval of remuneration arrangements for executive officers of the Company, review and approval of compensation plans relating to executive officers and directors, including grants of stock options and other benefits under the Company's stock option plan, and general review of the Company's employee compensation policies. None of the members of the Compensation Committee has been an employee of the Company at any time and none has any relationship with either the Company or the Company's officers requiring disclosure under applicable regulations of the Securities and Exchange Commission. During the 2001 Fiscal Year, the Compensation Committee did not meet.

         The Company does not have a standing nominating committee.

EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the executive officers of the Company who are not also directors. The executive officers are elected annually by the Board of Directors following the Annual Meeting of Stockholders and serve at the discretion of the Board.

NAME                                             AGE
Willard T. Derr................................  45            Mr. Derr has served as Senior Vice President, Chief
                                                               Financial Officer, Corporate Controller and Treasurer
                                                               of the Company since October 1999. From March 1998 to
                                                               October 1999, Mr. Derr was the Senior Vice President
                                                               and Corporate Controller of ATC Healthcare, Inc.
                                                               (formerly Staff Builders, Inc.) From February 1993 to
                                                               March 1998, Mr. Derr was the Vice President and
                                                               Controller of a principal subsidiary of ATC
                                                               Healthcare, Inc.

Renee J. Silver................................  46            Ms. Silver has served as Vice President and General
                                                               Counsel of the Company since October 1999. From
                                                               November 1994 to October 1999, Ms. Silver was the
                                                               Vice President and General Counsel of ATC Healthcare,
                                                               Inc. (formerly Staff Builders, Inc.)

                             EXECUTIVE COMPENSATION

         The table below sets forth certain compensation information for the fiscal years ended February 28, 2001, February 29, 2000 and February 28, 1999 of those persons who were at February 28, 2001: (i) the Chief Executive Officer of the Company, and (ii) the four most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                   COMPENSATION
                                                                        ANNUAL COMPENSATION        AWARDS
                                                                                                   SECURITIES
NAME AND                                                FISCAL                                     UNDERLYING
PRINCIPAL POSITION                                      YEAR      SALARY($)       BONUS($)         OPTIONS(#)
Stephen Savitsky...................................     2001      $295,374          $150,000               --
Chairman and Chief                                      2000      $494,277(1)             --          400,000(2)
Executive Officer                                       1999      $594,991                --        1,383,691(3)

Dale R. Clift......................................     2001      $464,615          $150,000               --
President and Chief Operating Officer                   2000      $330,769(4)       $100,000(5)       500,000(2)
                                                        1999      $244,781          $143,665          700,000(3)

Sandra Parshall(6).................................     2001      $204,000          $ 12,240               --
Sr. Vice President, Operations of a                     2000      $203,346(7)       $ 20,000          100,000(2)
Principal Subsidiary                                    1999      $170,654                --           75,000(3)

Willard T. Derr....................................     2001      $168,615          $ 20,000               --
Chief Financial Officer,                                2000      $160,000(8)       $ 22,500(5)        75,000(2)
Sr. Vice President, Corporate Controller                1999      $139,476                --           50,000(3)
and Treasurer

Renee J. Silver....................................     2001      $181,769                --               --
Vice President and General Counsel                      2000      $171,000(9)             --           50,000(2)
                                                        1999      $161,398                --           40,000(3)


------------------

1. From March 1, 1999 to October 20, 1999, $393,441 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $100,836 was paid by the Company. See "Executive Compensation--Executive Employment Agreements ".

2.   Represents options to purchase shares of the Company's Common Stock.

3. Represents options to purchase shares of ATC Healthcare, Inc. (formerly Staff Builders, Inc.) Class A common stock. However, Ms. Parshall's, Ms. Silver's and Mr. Derr's rights to exercise Staff Builders, Inc. options have expired.

4. From March 1, 1999 to October 20, 1999, $190,384 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.), and from October 21, 1999 to February 29, 2000, $140,385 was paid by the Company. See "Executive Compensation--Executive Employment Agreements ".

5.   Bonus paid by the Company during fiscal 2000 subsequent to a spin-off.

6. Ms. Parshall is no longer an executive officer of the Company. However, she continues to serve as an officer of a principal subsidiary.

7. From March 1, 1999 to October 20, 1999, $128,807 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $74,539 was paid by the Company. See "Executive Compensation--Executive Employment Agreements ".

8. From March 1, 1999 to October 20, 1999, $101,538 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $58,462 was paid by the Company. See "Executive Compensation--Executive Employment Agreements ".

9. From March 1, 1999 to October 20, 1999, $107,885 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $63,115 was paid by the Company. See "Executive Compensation--Executive Employment Agreements ".

                        OPTION GRANTS IN LAST FISCAL YEAR

         No options were granted to any Named Officer of the Company during the fiscal year ended February 28, 2001.

                   OPTION EXERCISES AND FISCAL YEAR-END VALUES

         The following table sets forth information with respect to options to purchase the Company's Common Stock granted under the 1999 Stock Option Plan, as amended, including (i) the number of shares purchased upon exercise of options in the most recent fiscal year, (ii) the net value realized upon such exercise,
(iii) the number of unexercised options outstanding at February 28, 2001, and
(iv) the value of such unexercised options at February 28, 2001:

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

                                                                NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                                     UNDERLYING                    IN-THE-MONEY
                                                               UNEXERCISED OPTIONS AT               OPTIONS AT
                                  SHARES                        FEBRUARY 28, 2001(#)           FEBRUARY 28, 2001($)
                                ACQUIRED ON     VALUE           --------------------           --------------------
NAME                            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
                                -----------   -----------   -----------   -------------    -----------   -------------
Stephen Savitsky...........           --            --       200,000       200,000          $20,000       $20,000
Daniel R. Clift............           --            --       250,000       250,000          $25,000       $25,000
Sandra Parshall............           --            --        50,000        50,000          $ 5,000       $ 5,000
William T. Derr............           --            --        37,500        37,500          $ 3,750       $ 3,750
Renee J. Silver............           --            --        25,000        25,000          $ 2,500       $ 2,500


EXECUTIVE EMPLOYMENT AGREEMENTS

         On October 20, 1999, the Company entered into a five-year employment agreement with Stephen Savitsky under which Mr. Savitsky as Chairman of the Board and Chief Executive Officer, receives a base salary of $295,374 per year, plus annual cost of living increases. Mr. Savitsky's employment agreement is automatically extended at the end of each year for an additional year and is terminable by the Company upon five years' notice. Mr. Savitsky's employment agreement provides that, upon a "change of control" of the Company and his termination of employment other than for his conviction of a felony, he will be entitled to receive a lump sum severance payment equal to 2.99 times his average annual compensation for the five calendar years prior to termination. Mr. Savitsky is required to devote approximately one-half of his business time to the affairs of the Company and his employment agreement provides that during the term of his employment and for a period of six months thereafter he will not compete with the Company.

         On October 20, 1999, the Company entered into a five-year employment agreement with Dale R. Clift under which Mr. Clift, as President and Chief Operating Officer of the Company, receives a base salary of $400,000 per year. Mr. Clift is required to devote all of his business time to the affairs of the Company, subject to his limited duties as an employee of ATC Healthcare, Inc. The remainder of Mr. Clift's employment agreement is substantially similar to Mr. Savitsky's employment agreement with the Company.

         On October 20, 1999, the Company entered into a three-year employment agreement with Willard T. Derr to serve as Chief Financial Officer, Senior Vice President, Corporate Controller and Treasurer of the Company. The employment agreement provides for a base salary of $160,000 per year and an automobile allowance of $300 per month. If within 12 months after a "change of control" Mr. Derr's employment is terminated other than for "cause", he will be entitled to receive a lump-sum severance payment equal to 2.99 times his average annual compensation for the five calendar years prior to termination. A termination is for "cause" if Mr. Derr is insubordinate, materially breaches the terms of his employment agreement, engages in willful misconduct, acts in bad faith, commits a felony or perpetrates a fraud against the Company. Under his employment agreement, Mr. Derr is obligated to devote his full business time to the affairs of the Company, and he is prevented from competing with the Company during the term of his employment and for six months thereafter and from soliciting any employees or customers of the Company during the term of his employment and for twelve months thereafter.

         On October 20, 1999, the Company entered into a three-year employment agreement with Renee J. Silver to serve as Vice President and General Counsel of the Company. The employment agreement provides for a base salary of $170,000 per annum. The remainder of Ms. Silver's employment agreement is substantially similar to Mr. Derr's employment agreement with the Company.

         On October 20, 1999, a principal subsidiary of the Company entered into a 28 month employment agreement with Sandra Parshall to serve as its Senior Vice President of Operations until February 28, 2002. The employment agreement provides for a base salary of $204,000. In addition, the Company leases an automobile for Ms. Parshall's use at an annual cost of approximately $6,400. The remainder of Ms. Parshall's employment agreement is substantially similar to Mr. Derr's and Ms. Silver's employment agreements with the Company. Ms. Parshall is no longer serving as an executive officer of the Company.

         If a "change of control" were to occur prior to the next anniversary date of the respective employment agreements of Stephen Savitsky, Dale R. Clift, Willard T. Derr, Renee J. Silver and Sandra Parshall and such officers' employment relationships with the Company were to terminate for reasons triggering the severance payments noted above, then the Company would be obligated to make lump sum payments to them in the approximate amounts of $1,331,668, $1,837,699, $563,959, $543,489, and $646,558, respectively. The lump sum severance payments payable after the end of the calendar year or the anniversary dates of the respective employment agreements, as the case may be, would change as a result of changes in such individual's compensation. The term "change in control" as used in the employment agreements with the Company's executive officers refers to an event in which a person, corporation, partnership, association or entity (i) acquires a majority of the Company's outstanding voting securities, (ii) acquires securities of the Company bearing a majority of voting power with respect to election of directors of the Company, or (iii) acquires all or substantially all of the Company's assets.

         On October 18, 2001, the Company entered into new employment agreements (the "New Employment Agreements") with Stephen Savitsky, Dale R. Clift and David Savitsky. The summary of the material terms of the New Employment Agreements set forth in Section 10 "Background of the Offer; the Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference. Upon their taking effect, the New Employment Agreements will replace the Company's existing employment agreements with Stephen Savitsky, Dale R. Clift and David Savitsky.

         Simultaneously with the execution of the New Employment Agreements, and in consideration for their continued employment with the Company, the Company entered into an Agreement dated October 18, 2001 with Stephen Savitsky, Dale R. Clift and David Savitsky. The Company agreed to pay additional amounts to Stephen Savitsky in the amount of $1,215,000, to Dale R. Clift in the amount of $1,250,000, and to David Savitsky in the amount of $435,000. The additional amounts are payable by the Company when the Minimum Condition is satisfied. Payment of such amounts has been guaranteed by E-MedSoft.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         For a description of certain transactions and certain employment and other arrangements between the Company and certain of its directors and executive officers, see "Compensation of Directors," Executive Compensation" and "Executive Employment Agreements."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of October 25, 2001, with respect to the Common Stock owned by (a) each director of the Company, (b) the Named Officers, (c) all directors and executive officers of the Company as a group, and (d) each person who is known by the Company to own beneficially more than 5% of the Common Stock. Unless otherwise indicated in the footnotes to the table, all stock is owned of record and beneficially by the persons listed in the table. Stephen Savitsky, Mr. Clift, David Savitsky, Dr. Firestone,

Dr. Halpert, Ms. Parshall, Ms. Derr and Ms. Silver have entered in the Shareholder Agreement with E-MedSoft and Purchaser, granting an irrevocable proxy to E-MedSoft and Purchaser, or their designated nominees, to vote their Shares in favor of the Merger Agreement and the Merger and with respect to certain other matters. Accordingly, E-MedSoft and Purchaser may be deemed to have a beneficial ownership interest in the Shares owned by such persons.

                                                                                          PERCENTAGE OF
                                                                  NUMBER OF SHARES        COMMON STOCK
NAME OF BENEFICIAL OWNER                                        BENEFICIALLY OWNED(1)     OUTSTANDING
------------------------                                        ---------------------     -----------
Steven Savitsky(2)                                                 1,768,369(3)(4)             14.4
Dale R. Clift(2)                                                     650,000(5)                 5.2
David Savitsky (2)                                                 1,595,668(6)(7)             13.1
Bernard J. Firestone(2)                                                1,050(8)                 *
Jonathan J. Halpert(2)                                                    --                   --
Sandra Parshall(2)                                                    77,033(9)                 *
Willard T. Derr(2)                                                    63,250(10)                *
Renee J. Silver(2)                                                    40,475(11)                *
Dimensional Fund Advisors, Inc.(12)                                  686,230                    5.8
All directors and executive officers as a group (8 persons)        4,195,845(13)               31.21

-----------------
 *   Less than 1%

(1) "Beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In general, a person is treated as the "beneficial owner" of stock under Rule 13d-3 if such person has (or shares) (i) either investment power or voting power over such stock (which may be by means of contract, arrangement, understanding, relationship or otherwise), or (ii) the right to acquire such stock within 60 days, including by means of the exercise of an option or the conversion of a convertible security. Each beneficial owner's percentage of ownership and percentage of votes is determined by assuming that options that are held by such person (but not those held by another person) and which are exercisable within 60 days of the date of this table have been exercised. Except as indicated in the footnotes that follow, shares listed in the table are held with sole voting and investment power.

(2) The mailing address of each of the Company's directors and executive officers is c/o Tender Loving Care Health Care Services, Inc., 1983 Marcus Avenue, Lake Success, New York 11042. Each of these persons has sole power with respect to the voting and investment of the shares which he or she owns.

(3) Includes 30,000 shares of Common Stock held by Mr. Savitsky's wife as trustee for the benefit of one of their children. Mr. Savitsky disclaims beneficial ownership of these shares.

(4) Includes options to purchase 438,000 share of Common Stock under the 1999 Stock Option Plan.

(5) Includes options to purchase 650,000 share of Common Stock under the 1999 Stock Option Plan.

(6) Includes 3,725 shares of Common Stock held by Mr. Savitsky's wife and 161,300 shares of Common Stock held in various trusts, with his wife as trustee, for the benefit of their three children. Mr. Savitsky disclaims beneficial ownership of these shares.

(7) Includes options to purchase 363,000 shares of Common Stock under the 1999 Stock Option Plan.

(8) Includes 500 shares of Common Stock held by Dr. Firestone's wife. Dr. Firestone disclaims beneficial ownership of these shares.

(9) Includes options to purchase 75,000 shares of Common Stock under the 1999 Stock Option Plan.

(10) Includes options to purchase 61,250 shares of Common Stock under the 1999 Stock Option Plan.

(11) Includes options to purchase 37,500 shares of Common Stock under the 1999 Stock Option Plan.

(12) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is located at 1299 Ocean Avenue, Santa Monica, California 90401. Dimensional is deemed to have beneficial ownership of 686,230 shares of Common Stock, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans. Dimensional serves as investment manager for all of these entities, but disclaims beneficial ownership of all such shares.

(13) Includes options to purchase 1,624,750 shares of Common Stock under the 1999 Stock Option Plan.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and certain of its officers and persons holding more than ten percent of the Common Stock are required to report their ownership of the Common Stock and any changes in such ownership to the Securities and Exchange Commission and the Company. Based on the Company's review of copies of such reports, no untimely reports were made during the fiscal year ended February 28, 2001.